UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-32245 and 333-114416

Heartland Bancshares, Inc.
(Exact name of registrant as specified in its charter)

420 North Morton Street, P.O. Box 469, Franklin, Indiana 46131 -- (317) 738-3915
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common shares, no par value, including accompanying preferred share purchase rights
(Title of each class of securities covered by the Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule12h-3(b)(2)(ii) ☐
Rule15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 298

Pursuant to the requirements of the Securities Exchange Act of 1934 Heartland Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 20, 2006	HEARTLAND BANCSHARES, INC.

	By:	/s/ Steven L. Bechman
Steven L. Bechman, President